

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2011

<u>Via Email</u>
Clay C. Williams
Executive Vice President and
Chief Financial Officer
National Oilwell Varco, Inc.
7909 Park Circle Drive
Houston, Texas 77036-6565

    Re: **National Oilwell Varco, Inc.**
            Form 10-K for Fiscal Year Ended December 31, 2010
            Filed February 23, 2011
            File No. 001-12317

Dear Mr. Williams:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Ethan Horowitz

                            Ethan Horowitz
                            Accounting Branch Chief